Exhibit 99.2

AMENDED MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2009

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2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

AMENDMENT AND RESTATEMENT MADE MAY 13, 2010	3

OVERVIEW OF THE BUSINESS	3

2009 HIGHLIGHTS	4

OUTLOOK AND STRATEGY	5

SUMMARIZED ANNUAL FINANCIAL AND OPERATING RESULTS	7

REVIEW OF ANNUAL FINANCIAL RESULTS	8

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	9

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS	10

RESULTS OF OPERATIONS	11

OPERATIONAL REVIEW – OCAMPO MINE	12

OPERATIONAL REVIEW – EL CUBO MINE	22

CONSOLIDATED EXPENSES	24

CONSOLIDATED OTHER INCOME / (EXPENSE)	24

CONSOLIDATED INCOME TAX EXPENSE / (RECOVERY)	25

FINANCIAL CONDITION	25

KEY ECONOMIC TRENDS	25

LIQUIDITY AND CAPITAL RESOURCES	26

CONTRACTUAL OBLIGATIONS	27

OUTSTANDING SHARE DATA	28

OFF-BALANCE SHEET ARRANGEMENTS	28

FINANCIAL INSTRUMENTS AND HEDGING	28

TRANSACTIONS WITH RELATED PARTIES	28

NON-GAAP MEASURES	29

RISKS AND UNCERTAINTIES	31

CHANGES IN ACCOUNTING POLICIES	34

INTERNATIONAL FINANCIAL REPORTING STANDARDS	34

SUBSEQUENT EVENTS	36

CRITICAL ACCOUNTING POLICIES AND ESTIMATES	37

CONTROLS AND PROCEDURES	39

CAUTIONARY NOTE TO U.S. INVESTORS	40

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	41

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2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

This amended and restated Management's Discussion and Analysis ("MD&A"), dated May 13, 2010, relates to the financial condition and results of operations of Gammon Gold Inc. ("the Company") together with its wholly owned subsidiaries, and should be read in conjunction with the Company's amended and restated consolidated financial statements for the year ended December 31, 2009, and notes thereto. Details of the restatement are provided in note 2 to the December 31, 2009 restated consolidated financial statements. The amended and restated consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All results are presented in United States dollars, unless otherwise stated. Statements are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document. The first, second, third and fourth quarters of the Company's fiscal year are referred to as "Q1", "Q2", "Q3" and "Q4", respectively.

AMENDMENT AND RESTATEMENT MADE MAY 13, 2010

During the preparation of the March 31, 2010 interim consolidated financial statements, the Company identified an error relating to its consolidated financial statements for the years ended December 31, 2008 and 2009 and the related interim periods. In those previously released financial statements, the Company had not properly assessed the impact of changes in foreign currency exchange rates affecting the future income tax liabilities arising on the acquisition of Mexgold Resources Inc. on August 8, 2006. This restatement gives effect to the adjustment of those future income tax liabilities to properly reflect changes in currency exchange rates between the US dollar and the Mexican peso, the currency of the country in which the future tax liability arose. For the year ended December 31, 2009, the impact of this adjustment was to decrease future income tax liabilities by $14.1 million, and decrease foreign exchange losses by $6.5 million. Net earnings increased by $6.5 million, and basic and diluted net earnings per share increased from $0.01 to $0.07 per share. For the year ended December 31, 2008, the impact of this adjustment was to decrease future income tax liabilities by $7.6 million, decrease opening deficit by $8.9 million, and decrease foreign exchange gains by $1.3 million. Net earnings decreased by $1.3 million, and basic and diluted net earnings per share decreased from $0.34 and $0.33 to $0.33 and $0.32 per share respectively. There was no income tax effect as a result of this adjustment.

As a result, the Company incorrectly presented the consolidated balance sheets, consolidated statements of operations and comprehensive income / (loss), and shareholders' equity for the periods discussed above, and is correcting such presentation in the amended and restated 2009 consolidated financial statements. Further information on these adjustments and a reconciliation of amounts previously reported is contained in note 2 of the Company's amended and restated consolidated financial statements for the year ended December 31, 2009.

For the convenience of the reader, this 2009 MD&A sets forth the amended MD&A in its entirety. The Company has not modified or updated the disclosure presented in this MD&A, except as required to reflect the effects of the restatement discussed above. Accordingly, this 2009 MD&A does not reflect events occurring after the original filing, or modify or update those disclosures affected by subsequent events. The Company has not yet amended and does not intend to amend any of its previously filed Quarterly Reports for the quarterly and annual periods ended March 31, 2008, June 30, 2008, September 30, 2008, March 31, 2009, June 30, 2009, and September 30, 2009. Accordingly, this 2009 MD&A should be read in conjunction with the Company's filings subsequent to the original filing.

The Company's Chief Executive Officer and Chief Financial Officer have reissued the certifications required by National Instrument 52-109 and Section 302 of the Sarbanes Oxley Act.

OVERVIEW OF THE BUSINESS

Gammon Gold Inc. is a publicly traded gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America. The Company owns and operates two producing mines in Mexico, the Ocampo mine in Chihuahua State, and the El Cubo mine in Guanajuato State, and also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State, Mexico. The Company's common shares are listed on the Toronto Stock Exchange (TSX: GAM), the New York Stock Exchange (NYSE: GRS) and the Berlin Stock Exchange (BSX: GL7). Further details on Gammon Gold Inc. can be found in the Company's associated documents, including its Annual Information Form, at www.sedar.com or on the Company's website at www.gammongold.com.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many of the factors affecting these risks are beyond the Company's control. For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 31.

The price of gold is the largest single factor impacting the profitability and operating cash flow of the Company. Commodity prices continued to experience volatility in 2009 as the global economy recovered from the difficulties experienced in the latter half of 2008. The price of gold improved throughout 2009, with an average London PM Fix price of $972 per ounce, an 11% increase over the average price in 2008 of $872. Gold finished the year strong with an average closing price of $1,134 per ounce in December and the price remaining above $1,000 per ounce for the entire fourth quarter. This improvement was primarily due to increased demand for gold as an investment as investors sought to diversify away from paper currency.

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2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

Silver also strengthened in 2009, ranging from a low of $10.51 per ounce in January to high of $19.18 per ounce in December. Despite the improvement in the silver price during the year, the average London PM Fix price in 2009 was consistent with 2008 at $14.67 per ounce compared to $14.98 per ounce. Silver has benefitted from the rally experienced by industrial metals in anticipation of an economic recovery and has increased its market share in comparison to gold due to it being a less expensive precious metal.

As a result of the significant movements in the price of gold and silver during 2008 and 2009, the silver-to-gold ratio increased from 59:1 during 2008 to 66:1 in 2009, reducing the 2009 silver contribution to the Company's gold equivalent ounces produced by approximately 10,000 ounces and increasing the Company's consolidated cash costs by approximately $20 per gold equivalent ounce. The silver-to-gold ratio was lower in 2008 due to stronger silver prices experienced in the first 8 months of 2008. As a result of the volatility in the gold equivalency ratio during 2008 and 2009, when making annual and quarterly comparisons, the reader should focus on actual gold and silver production and sales, or on the gold equivalent production or sales calculated using the Company's long-term gold equivalency ratio of 55:1.

2009 HIGHLIGHTS

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Cash flow from operations during 2009 increased by $22.3 million, or 40%, to $78.2 million, compared to $55.9 million in 2008.

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The Company completed a public offering of 12,926,000 common shares at a price of $8.90 per common share on October 22, 2009. The net proceeds of approximately $108 million will be used to fund expanded exploration programs at the Ocampo and El Cubo mine sites, the advancement of the Guadalupe y Calvo project, greenfield exploration, and general corporate purposes.

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As a result of the improved operating cash flow performance and the proceeds from the equity offering, the Company ended the year with cash on hand of $129 million. This represents a $125.7 million increase in the Company's cash balance year-over-year.

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The Company's existing credit facility was restructured and replaced with a $50 million revolving line of credit with the Bank of Nova Scotia and Société Générale. The facility expires on November 5, 2011 and requires no principal payments until maturity.

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Earnings before other items were $27.4 million in 2009 versus earnings before other items of $12.9 in 2008, representing a $14.5 million or 112% increase year-over-year.

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The Company produced 136,309 gold ounces and 5,165,514 silver ounces, or 214,072 gold equivalent ounces on a consolidated basis in 2009. Using the Company's long-term silver-to-gold equivalency ratio of 55:1, the Company produced 230,228 gold equivalent ounces. This compares to 2008 production of 154,428 gold ounces, 5,778,874 silver ounces, or 259,498 gold equivalent ounces (using the long-term equivalency ratio of 55:1) and 2009 guidance of 185,000 gold ounces, 8,170,000 silver ounces, or 290,000 gold equivalent ounces.

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The Company achieved consolidated cash costs(1) of $462 per gold equivalent ounce in 2009, a 13% improvement over consolidated cash costs of $528 per gold equivalent ounce in 2008 and an increase of 4% over 2009 guidance of $445 per gold equivalent ounce. Using the long-term equivalency ratio of 55:1, the Company achieved cash costs per gold equivalent ounce of $430, a 16% improvement over 2008's cash costs of $512 per gold equivalent ounce.

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Revenue from mining operations decreased 3% to $206.8 million compared to $212.5 million in 2008, reflecting the decreased production year-over-year. This production decline was offset by improved average gold and silver selling prices of $978 and $14.91 per ounce respectively, versus average selling prices of $864 and $14.66 per ounce of gold and silver respectively, in 2008.

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Net free cash flow(2) of $1.4 million was an improvement year-over-year of $12.3 million, or 113%, compared to negative net free cash flow of $10.9 million in 2008. In the fourth quarter of 2009, the Company generated net free cash flow of $9.0 million, representing the Company's best ever net free cash flow result.

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On September 22, 2009, the Company announced the retirement of Mr. Fred George as President, Director and Chairman of the Board of Directors effective October 13, 2009. Mr. René Marion, the Company's Chief Executive Officer, was subsequently appointed as President and Chief Executive Officer. Independent director Mr. Ron Smith has temporarily assumed the position of interim Chair of the Board of Directors. Also on September 22, 2009 the Company announced the resignation of Mr. Canek Rangel as a member of the Board of Directors. The Nominating Committee of the Board of Directors is in process of identifying new independent members to strengthen the Board.

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2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATIONAL HIGHLIGHTS

Over the past two years, the Company has been progressing through a capital expansion program at the Ocampo mine that will be substantially complete as of the end of the first quarter of 2010. The Company expects to begin fully realizing the benefits of these expansion projects going forward.

The planned reinvestment and reorganization program in the underground operation has facilitated a significant increase in production volume. In the month of December, production from the underground averaged 1,434 tonnes per day, exceeding the Company's year end target of 1,200 tonnes per day by 234 tonnes per day, or 20%.

Work on the Phase I and II mill expansions have increased mill capacity to the current rate of 2,900 tonnes per day. The Phase III expansion should be largely completed by the end of the first quarter of 2010, with commissioning early in the second quarter. The 3-phased mill expansion will have effectively more than doubled the original nameplate capacity of 1,500 tonnes per day to 3,300 tonnes per day at a capital cost of $5.3 million.

On July 15, 2009 the mine was fully connected to 20 megawatts of lower cost and more reliable grid power, and as a result, the entire mine is now connected to the Mexico national electricity grid. The diesel generators, that were previously the primary source of power, now serve as an emergency back-up source of power and are capable of meeting 100% of the site's power requirements.

The re-optimization of the heap leach facility's stacking design was initiated and is expected to increase the available capacity by 10 million tonnes, to 14 million tonnes. As a result of work done to date, daily stacking rates increased to 9,775 tonnes per day (“TPD”) in the fourth quarter, representing the best quarterly performance in the Company's history.

As of December 31, 2009, the Company had completed 115,493 metres, or 94% of its planned 123,000 metre drilling program at Ocampo.

In the second quarter, the Company successfully concluded the seven week union strike at the El Cubo mine and obtained a new seven-day continuous work schedule as part of the collective agreement. In October, the Company established a new production bonus incentive system to reward employees financially for exemplary performance and, during the fourth quarter, the mine achieved 1,830 TPD, representing a 12% increase over the Q1 2009 daily production rates.

On September 4, 2009, the Company successfully renewed the Peñoles lease agreement for an additional three-year term. The agreement provides the Company with the mining rights and use of the Las Torres processing and administration facilities located at the El Cubo mine.

(1)	The Company has included a non-GAAP performance measure, total cash cost per gold equivalent ounce, throughout this document. For further information, see the Non-GAAP Measures section on page 29.
(2)	The Company has included a non-GAAP performance measure, net free cash flow, throughout this document. For further information, see the Non-GAAP Measures section on page 29.

OUTLOOK AND STRATEGY

Gammon Gold Inc. is committed to responsibly operating and growing to become the most profitable North American precious metal company, creating value for all of its stakeholders, including shareholders, employees, suppliers, lenders, government, and the communities in which the Company operates. The Company's growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives as follows:

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Realizing expansion opportunities at the Ocampo Open Pit mine, Ocampo Underground mine and El Cubo Underground mine;

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Establishing Santa Eduviges as a second operating underground mine at Ocampo;

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The continuation of the Company's exploration program which is designed to increase resources, convert resources to reserves and increase the production profile; and

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Actively pursuing selective accretive acquisitions.

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2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

These growth initiatives are expected to be supported by the significant improvement in the Company's cash flow performance realized this year that, together with the Company's working capital position and strong cash balance, will be sufficient to fund the Company's anticipated working capital requirements, the advancement of the Guadalupe y Calvo project, capital expenditures and growth plans.

The Company is providing the following guidance for fiscal 2010 (assuming a silver-to-gold ratio of 55:1):

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Gold production of 150,000 – 180,000 ounces;

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Silver production of 6,100,000 – 6,850,000 ounces;

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Gold equivalent production of 260,000 – 305,000 ounces; and

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Total cash costs per gold equivalent ounce of $440 - $475.

The Company used a Mexican peso to US dollar foreign exchange rate of 12.5:1 to forecast 2010 cash costs per gold equivalent ounce. A 10% weakening of the peso in comparison to the US dollar would result in a decrease in the Company's cash costs of approximately $25 per gold equivalent ounce. In forecasting gold equivalent production and cash costs per gold equivalent ounce, the Company used a silver-to-gold ratio of 55:1. A 10% devaluation of the price of silver in comparison to the price of gold would result in a decrease in gold equivalent production of approximately 10,000 ounces, and an increase in cash costs per gold equivalent ounce of approximately $15.

In response to the significant improvement in the market prices for precious metals during the latter half of 2009, the Company has increased its focus on reserve growth. As a result, the 2010 exploration budget for Ocampo, El Cubo and Guadalupe y Calvo has been expanded to $26 to 28 million. The exploration program will be funded by the proceeds arising from the October 22, 2009 equity issuance and cash flow from operations.

In 2009 the Company experienced many interruptions in operations, including both scheduled and unforeseen interruptions related to the capital expansion program at Ocampo, the unscheduled maintenance issues at the Ocampo mill facility, the labour disruption at the El Cubo mine, and the unseasonal and heavy rainfall at Ocampo. With these challenges successfully addressed, the Company remains focused on achieving a more consistent production profile in 2010 and in future years. In order to support this more consistent production profile, the Company has launched various initiatives that support this objective.

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In order to minimize any operational downtime in future periods, the Company has launched a strategy to increase redundant capacity at the Ocampo mill facility. This is expected to allow the Company to experience periods of scheduled and unscheduled downtime while continuing to maintain elevated production levels. This project would include the installation of a fourth filter press, a sixth leach tank and seventh thickener to the mill circuit. Additional automation will be introduced to further optimize processing.

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The Company has secured two Airtrack drills for the Ocampo open pits for in-pit reverse circulation drilling in order to facilitate improved short-term planning. In the fourth quarter, the Company began mining through voids at the Picacho open pit that were the result of previous artisanal mining activities that extended down to the 1,840 metre level. Mining activities have reached the 1,840 metre level and therefore the Company does not anticipate encountering any further voids in the Picacho open pit. The phase 2 pre-stripping program at Picacho will be completed in the second quarter of 2010. The Company is currently completing laybacks in the Plaza de Gallos and Refugio open pits where stripping activities are well advanced, and anticipates completing the phase 1 and phase 2 pre- stripping programs by the end of the second quarter of 2010.

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During the fourth quarter of 2009 and into 2010, the underground mine at Ocampo began to ramp-up to near targeted levels of 1,500 tonnes per day. In order to ensure that average daily tonnages can be sustained at these optimal levels, the Company will put two additional longhole drill rigs into service, as well as three longhole drills that will allow the Company to properly plan and sequence the underground mine.

The exploration program at the Company's Guadalupe y Calvo property is currently being evaluated in order to more effectively allocate resources after a period of inactivity. However, while the Company completes this evaluation, work has continued on a Scoping Study that is expected to be complete in Q3 2010. The Company also expects to complete an infill drilling program on potential underground targets. Additionally, in 2010, as part of an aggressive project generation program, the Company will complete regional reconnaissance to identify potential targets for a follow-up drilling program.

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2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARIZED ANNUAL FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		YEAR ENDED		YEAR ENDED		YEAR ENDED
		DECEMBER 31, 2009		DECEMBER 31, 2008		DECEMBER 31, 2007
		(AS RESTATED(6))		(AS RESTATED(6))		(AS RESTATED(6))

Gold ounces sold		133,003		150,646		121,107
Silver ounces sold		5,146,584		5,606,539		5,027,983
Gold equivalent ounces sold(1)		210,853		245,028		218,200
Gold equivalency ratio(5)		66		59		52
Gold ounces produced		136,309		154,428		121,387
Silver ounces produced		5,165,514		5,778,874		5,035,704
Gold equivalent ounces produced(1)		214,072		251,510		218,734
Revenue from mining operations		$206,801		$212,522		$152,059
Production costs, excluding amortization and depletion		$96,504		$127,651		$144,623
Earnings / (loss) before other items		$27,434		$12,884		$(61,622)
Net earnings / (loss)		$8,205		$38,652		$(89,690)
Net earnings / (loss) per share		$0.07		$0.33		$(0.79)
Net earnings / (loss) per share, diluted(2)		$0.07		$0.32		$(0.79)
Cash flows from / (used in) operations		$78,218		$55,933		$(34,192)
Net free cash flow(3)		$1,357		$(10,908)		$(103,334)
Total cash		$128,977		$3,258		$3,709
Total assets		$964,368		$795,563		$753,952
Total long-term financial liabilities		$37,482		$12,668		$1,334
Cash dividends declared	$	Nil	$	Nil	$	Nil
Total cash costs per gold equivalent ounce(3)		$462		$528		$670
Total cash costs per gold ounce(3)		$156		$313		$649
Average realized gold price per ounce		$978		$864		$699
Average realized silver price per ounce		$14.91		$14.66		$13.42
Gold equivalent ounces sold (55:1)(4)		226,577		252,583		212,525
Gold equivalent ounces produced (55:1)(4)		230,228		259,498		212,945
Total cash costs per gold equivalent ounce (55:1)(3)(4)		$430		$512		$688

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in 2007 as all factors were anti-dilutive.
(3)	See the Non-GAAP Measures section on page 29.
(4)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company's long-term gold equivalency ratio of 55:1.
(5)	Silver ounce equal to one gold ounce.
(6)	See Amendment and Restatement on May 13, 2010 section on page 3 for further discussion of the restatement.

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2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

REVIEW OF ANNUAL FINANCIAL RESULTS

During 2009, the Company sold 133,003 gold ounces and 5,146,584 silver ounces, or 210,853 gold equivalent ounces, the latter representing a 14% decrease over sales of 245,028 gold equivalent ounces in 2008. Using the Company's long-term gold equivalency ratio of 55:1, gold equivalent ounces sold were 226,577, a 10% decline over sales of 252,583 gold equivalent ounces sold in 2008. Total revenues during the year were $206.8 million, representing a decrease of $5.7 million over revenues of $212.5 million in the prior year. This decrease in revenue resulted from the 12% lower sales of gold ounces and 8% lower sales of silver ounces during the year, partially offset by the 13% stronger gold prices realized in 2009.

Earnings before other items in 2009 were $27.4 million, a $14.5 million or 112% improvement over earnings before other items of $12.9 million in 2008. This increase in earnings before other items was due to a $31.1 million reduction in production costs that resulted from cost reductions at the Ocampo mine and the favourable impact of the weakening of the Mexican peso that occurred late in 2008 and persisted in 2009. The more favourable peso to US dollar exchange rate has resulted in reduced costs as the Company's peso-denominated costs are translated into fewer US dollars. This reduction in production costs was offset by lower revenues and a $7.1 million increase in general and administration expense which was primarily due to $8.4 million in severance costs and stock-based compensation costs associated with the retirement of the Company's President and Chairman, offset by reductions in other administrative costs.

Consolidated net earnings of $8.2 million in 2009 represented a $30.5 million or 79% decline over the consolidated net earnings of $38.7 million in 2008. This decline in overall net earnings occurred despite the improvement in earnings before other items mentioned previously, primarily as a result of the $22.5 million change in unrealized foreign exchange gains and losses year-over-year that result from the Company's exposure to monetary liabilities denominated in Mexican pesos. The weakened Mexican peso in the fourth quarter of 2008 resulted in large foreign exchange gains, primarily as a result of the Company's future income tax liabilities which are denominated in this currency and then translated into US dollars at each balance sheet date. In addition, 2008 earnings included a tax recovery of $9.7 million whereas 2009 earnings included a tax expense of $11.7 million, representing a $21.4 million decline in earnings.

Using the Company's long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $430 in 2009, versus $512 in 2008, a 16% improvement year-over-year. Cash costs declined in 2009 as a result of cost reductions at the Ocampo mine and the favourable impact of the weakened Mexican peso mentioned previously.

The Company reported cash flow from operations of $78.2 million, an increase of $22.3 million or 40%, over the prior year. This significant increase in cash flow resulted from improved metal prices and decreased production costs.

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2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		Q4 2009		Q3 2009		Q2 2009		Q1 2009		Q4 2008		Q3 2008		Q2 2008		Q1 2008
		(AS RESTATED(7))		(AS RESTATED(7))		(AS RESTATED(7))		(AS RESTATED(7))		(AS RESTATED(7))		(AS RESTATED(7))		(AS RESTATED(7))		(AS RESTATED(7))
Gold ounces sold		38,249		29,858		30,461		34,435		41,004		33,914		44,273		31,455
Silver ounces sold		1,509,511		1,249,252		1,116,067		1,271,754		1,534,318		1,338,864		1,484,763		1,248,594
Gold equivalent ounces sold(1)		62,462		49,305		47,081		52,005		60,662		56,573		72,694		55,099
Gold equivalency ratio(2)		62		64		67		72		79		59		52		53
Gold ounces produced		36,829		31,536		31,115		36,829		43,768		34,096		43,465		33,099
Silver ounces produced		1,465,098		1,265,645		1,083,471		1,351,300		1,649,893		1,372,123		1,445,887		1,310,971
Gold equivalent ounces produced(1)		60,407		51,062		47,123		55,480		64,889		57,521		71,154		57,946
Revenue from mining operations		$68,220		$47,906		$43,326		$47,349		$48,262		$48,342		$64,550		$51,368
Production costs, excluding amortization and depletion		$27,113		$23,845		$22,451		$23,095		$24,521		$42,440		$35,998		$24,692
Earnings / (loss) before other items		$21,543		$(2,117)		$3,422		$4,586		$5,055		$(14,227)		$9,726		$12,330
Net earnings / (loss)		$13,452		$(7,020)		$(7,573)		$2,873		$31,555		$(3,453)		$4,848		$7,044
Restatement adjustments		$201		$5,807		$809		$(344)		$3,397		$1,275		$(1,404)		$(4,610)
As restated		$13,653		$(1,213)		$(6,764)		$2,529		$34,952		$(2,178)		$3,444		$2,434
Net earnings / (loss) per share, basic		$0.10		$(0.06)		$(0.06)		$0.02		$0.26		$(0.03)		$0.04		$0.06
Restatement adjustments		$0.00		$0.05		$0.01		$0.00		$0.03		$0.01		$(0.01)		$(0.04)
As restated		$0.10		$(0.01)		$(0.05)		$0.02		$0.29		$(0.02)		$0.03		$0.02
Net earnings / (loss) per share, diluted(3)		$0.10		$(0.06)		$(0.06)		$0.02		$0.26		$(0.03)		$0.04		$0.06
Restatement adjustments		$0.00		$0.05		$0.01		$0.00		$0.03		$0.01		$(0.01)		$(0.04)
As restated		$0.10		$(0.01)		$(0.05)		$0.02		$0.29		$(0.02)		$0.03		$0.02
Cash from / (used in) operations		$31,597		$13,875		$13,715		$19,031		$9,965		$7,071		$24,342		$14,555
Net free cash flow(4)		$8,950		$(4,588)		$(6,922)		$3,917		$(6,446)		$(10,353)		$4,299		$1,592
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs, per gold equivalent ounce(4)		$445		$500		$453		$455		$413		$757		$501		$455
Total cash costs, per gold ounce(4)		$35		$191		$198		$221		$234		$691		$238		$95
Average realized gold price(5)		$1,093		$971		$920		$903		$796		$855		$897		$928
Average realized silver price(5)		$17.54		$15.15		$13.71		$12.63		$10.05		$14.46		$17.44		$17.69
Gold equivalent ounces sold (55:1)(6)		65,694		52,572		50,753		57,558		68,901		58,257		71,269		54,157
Gold equivalent ounces produced (55:1)(6)		63,467		54,549		50,814		61,398		73,766		59,044		69,754		56,935
Total cash costs per gold equivalent ounce (55:1)(4)(6)		$423		$469		$420		$411		$364		$735		$511		$463

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q3 2008, Q2 2009 and Q3 2009 as all factors were anti-dilutive.
(4)	See the Non-GAAP Measures section on page 29.
(5)	Average realized prices are on a per ounce basis.
(6)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the Company's long-term gold equivalency ratio of 55:1.
(7)	See Amendment and Restatement on May 13, 2010 section on page 3 for further discussion of the restatement.

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2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS

During the fourth quarter of 2009, the Company sold 38,249 gold ounces, 1,509,511 silver ounces, or 62,462 gold equivalent ounces, compared to sales of 41,004 gold ounces, 1,534,318 silver ounces, or 60,662 gold equivalent ounces in the same period of the prior year. Fourth quarter revenues increased to $68.2 million compared to Q4 2008 revenues of $48.3 million. This $19.9 million increase in revenue was entirely due to the 37% and 75% increase in the realized prices of gold and silver respectively, as sales of gold and silver ounces declined over Q4 2008.

Earnings before other items were $21.5 million in the fourth quarter of 2009, representing the best quarterly result in the Company's history. This achievement was a $16.4 million or 322% improvement over Q4 2008's earnings before other items of $5.1 million and primarily resulted from the $19.9 million increase in revenue mentioned above, and a $2.0 million reduction in general and administration expense due to reduced share-based compensation costs in Q4 2009.

Consolidated net earnings were $13.7 million in the fourth quarter of 2009, representing a $21.3 million or 61% decline over the Company's consolidated net earnings of $35.0 million in the fourth quarter of 2008. The primary reason for this decrease in earnings was the $21.8 million change in foreign exchange gains and losses quarter-over-quarter. The weakening of the Mexican peso in the fourth quarter of 2008 resulted in large foreign exchange gains, primarily as a result of the Company's future income tax liabilities which are denominated in this currency and then translated into US dollars at the balance sheet date. In addition, the Company recognized a tax expense of $5.6 million in the fourth quarter of 2009 versus a $10.3 million tax recovery in the fourth quarter of 2008.

Total cash costs per gold equivalent ounce for the fourth quarter increased 8% to $445, compared to $413 per gold equivalent ounce in the same period in 2008. Using the Company's long-term silver-to-gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $423 versus $364 in Q4 2008. Total cash costs were lower in the fourth quarter of the prior year primarily as a result of the $30 per gold equivalent ounce favourable reversal of mark-to-market valuation adjustments for inventories that was recorded in that quarter. The Company had recorded non-cash valuation adjustments to previously inventoried costs at the end of the third quarter when commodity prices fell in response to the global economic crisis. A portion of these valuation adjustments were reversed at the end of the fourth quarter when the commodity prices improved.

The Company reported cash flow from operations during the fourth quarter of $31.6 million, an increase of $21.6 million, or 216%, over the same quarter of the prior year. This improvement in operating cash flow resulted from the increased prices on sales of gold and silver that were realized during the quarter.

10

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

(in thousands, except ounces and total cash costs)
	OCAMPO		EL CUBO		CORPORATE
THREE MONTHS ENDED DECEMBER 31	2009	2008	2009	2008	2009	2008
Gold ounces sold	29,463	31,671	8,786	9,333	-	-
Silver ounces sold	1,125,069	1,083,571	384,442	450,747	-	-
Gold equivalent ounces sold(1)	47,539	45,546	14,923	15,116	-	-
Gold ounces produced	27,932	33,877	8,897	9,891	-	-
Silver ounces produced	1,068,731	1,176,427	396,367	473,466	-	-
Gold equivalent ounces produced(1)	45,167	48,922	15,240	15,967	-	-
Revenue from mining operations	$51,783	$36,511	$16,437	$11,751	-	-
Production costs	$17,663	$17,062	$9,450	$7,459	-	-
Refining costs	$569	$377	$139	$131	-	-
Net earnings / (loss) before other items	$22,254	$11,287	$3,635	$785	$(4,346)	$(7,017)
Total cash costs per gold equivalent ounce(2)	$384	$383	$643	$502	-	-
Total cash costs per gold ounce(2)	$(51)	$207	$320	$328	-	-
Gold equivalent ounces sold (55:1)(3)	49,918	51,372	15,776	17,528
Gold equivalent ounces produced (55:1)(3)	47,363	55,267	16,104	18,499
Total cash costs per gold equivalent ounce (55:1)(2)(3)	$366	$340	$608	$433

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 29.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company's long-term gold equivalency ratio of 55:1.

(in thousands, except ounces and total cash costs)
	OCAMPO		EL CUBO		CORPORATE
YEAR ENDED DECEMBER 31	2009	2008	2009	2008	2009	2008
Gold ounces sold	105,818	112,682	27,185	37,964	-	-
Silver ounces sold	3,976,304	3,867,178	1,170,280	1,739,361	-	-
Gold equivalent ounces sold(1)	166,071	177,404	44,782	67,624	-	-
Gold ounces produced	108,467	115,656	27,842	38,772	-	-
Silver ounces produced	3,982,175	3,995,725	1,183,339	1,783,149	-	-
Gold equivalent ounces produced(1)	168,494	182,399	45,578	69,111	-	-
Revenue from mining operations	$162,579	$154,313	$44,222	$58,209	-	-
Production costs	$66,988	$86,026	$29,516	$41,625	-	-
Refining costs	$2,232	$1,156	$623	$506	-	-
Net earnings / (loss) before other items	$54,240	$31,881	$(327)	$19	$(26,479)	$(19,016)
Total cash costs per gold equivalent ounce(2)	$417	$491	$630	$623	-	-
Total cash costs per gold ounce(2)	$95	$269	$390	$441	-	-
Gold equivalent ounces sold (55:1)(3)	178,114	182,994	48,463	69,589
Gold equivalent ounces produced (55:1)(3)	180,871	188,306	49,357	71,193
Total cash costs per gold equivalent ounce (55:1)(2)(3)	$389	$476	$582	$605

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 29.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company's long-term gold equivalency ratio of 55:1.

11

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – OCAMPO MINE

The Ocampo mine, which was commissioned in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently one of the largest operating gold / silver mines in the state. The mine is comprised of both an open pit and an underground mine, with milling and heap leach processing facilities.

During the year, the planned reinvestment and reorganization program in the underground operation facilitated a significant increase in production volume from 571 TPD in January 2009 to 1,434 TPD in December 2009; the latter exceeding management's target of 1,200 TPD by 20%. These productivity improvements increased the amount of underground ore in the mill feed, thereby also increasing the head grades being presented to the mill due to the increase in stoping ore.

During 2009, the Company also significantly expanded its mill processing facility. Work on the Phase I and II mill expansions, which commenced during the fourth quarter of 2008, has increased mill capacity from the nameplate capacity of 1,500 TPD during the first three quarters of 2008 to its current capacity of 2,900 TPD. Once the Phase III mill expansion is completed in the earlier part of Q2 2010, the capacity of the mill is expected to increase to 3,300 TPD.

On July 15, 2009 the Company gained access to 20 megawatts of grid power by connecting the mine to the national electrical grid, which is a more reliable and cost effective source of power than the diesel generators previously used resulting in cost savings of approximately $20 per gold equivalent ounce over the last half of the year versus the first half of the year. The diesel generators have remained on site to serve as an emergency back-up source of power, and are capable of meeting 100% of the site's power requirements.

The Company also finalized the re-design of the heap leach facility in the third quarter, and began construction in the fourth quarter. This project, which will increase the available leach pad capacity to 14 million tonnes, will be completed in the second quarter of 2010 at an anticipated total capital cost of $1.7 million. The heap leach pad re-design has allowed the mine to increase stacking rates to an average of 9,775 TPD in the fourth quarter, compared to an average of 4,976 TPD in the first nine months of the year. The reduced stacking rates throughout most of 2009 largely resulted from a decision made in late 2008 to conserve space on the leach pad and defer a significant leach pad expansion beyond 2009. The increase in higher grade underground production experienced in the fourth quarter has decreased the tonnes of open pit ore being sent to the mill processing facility and has potentially increased the amount of higher grade open pit tonnage being routed to the heap leach facility. This will increase the overall head grades being placed for leaching and together with the engineered increase of stacking capacity, is expected to increase future heap leach metal production rates.

12

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

OCAMPO OPEN PIT MINE
	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2009	DECEMBER 31, 2008
Total tonnes mined	8,040,460	7,050,090	31,639,446	27,883,370
Total tonnes mined per day	87,396	76,631	86,682	76,184
Tonnes of ore mined	670,211	987,540	2,727,231	3,534,014
Capitalized stripping and other tonnes	6,357,614	6,062,636	22,910,561	24,606,807
Operating stripping ratio	1.51	4.15	2.20	6.89
Average grade of gold(1)	0.96	1.09	1.13	0.96
Average grade of silver(1)	55	47	55	38
Average grade of gold equivalent(1)	1.85	1.68	1.96	1.58
Tonnes of mineralized waste	501,681	127,654	1,692,736	127,654
Average grade of gold(1)	0.18	0.22	0.24	0.22
Average grade of silver(1)	14	6	11	6
Average grade of gold equivalent(1)	0.40	0.29	0.41	0.29
Total tonnes ore mined and marginal material	1,171,892	1,115,194	4,419,967	3,661,668
wasted
Average grade of gold(1)	0.63	0.99	0.79	0.93
Average grade of silver(1)	37	42	38	37
Average grade of gold equivalent(1)	1.23	1.52	1.36	1.54
Tonnes stockpiled ahead of the heap leach	12,008	43,515	12,008	43,515
Average grade of gold(1)	0.55	0.65	0.55	0.65
Average grade of silver(1)	44	26	44	26
Average grade of gold equivalent(1)	1.22	0.98	1.22	0.98
Low grade tonnes stockpiled	20,020	216,192	20,020	216,192
Average grade of gold(1)	0.27	0.41	0.27	0.41
Average grade of silver(1)	27.00	18	27.00	18
Average grade of gold equivalent(1)	0.69	0.63	0.69	0.63
(1) Grams per tonne.

The Company mined 8,040,460 tonnes from the open pit in the fourth quarter of 2009, a 14% increase over the fourth quarter of 2008. This increase occurred despite 20% of the haulage fleet being parked during the quarter, and a two-day unseasonal rainfall which impacted open pit production for a period of 10 days during the month of October. The heavy rain resulted in excessive water flooding the drill holes and lost hauling time due to poor visibility. Annually, the Company mined 31,639,446 tonnes from the open pit, a 13% increase over the 27,883,370 tonnes mined during 2008.

Tonnes of ore mined from the open pit declined in the fourth quarter of 2009 by 317,329, or 32%, from ore mined in the fourth quarter of 2008 largely as a result of an increased focus on stripping activities in the month of December and the need to mine around historical voids in the Picacho pit. Annual tonnes of ore mined from the open pit decreased by 806,783, or 23%, when compared to 2008. This reduction in tonnes mined was budgeted by management and reflects 1,692,736 tonnes of low grade material being wasted due to previous capacity restrictions on the heap leach pad. Due to the additional capacity resulting from the leach pad re-design, the mine has ceased wasting this material, and as of the fourth quarter all material above 0.30 gold equivalent grams per tonne is being placed on the heap leach pad.

The Company continued its stripping activities at the Picacho pit, mining 4,367,280 tonnes during the fourth quarter versus 2,614,143 tonnes the third quarter. Stripping activities at the Conico / Refugio pits declined over the prior quarter with 1,370,031 tonnes being mined compared to 3,537,633 in the previous quarter. Excluding capitalized stripping and other capitalized activity, mining from the open pit totaled approximately 1.7 million tonnes in the fourth quarter and 8.7 million tonnes annually. The operating strip ratio was reduced from 4.15:1 in Q4 2008 to 1.51:1 in Q4 2009, which is below the remaining life of mine stripping ratio of less than 2.3:1.

13

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

OCAMPO UNDERGROUND MINE
	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2009	DECEMBER 31, 2008
Tonnes of ore mined	102,973	72,566	263,151	313,575
Tonnes of ore mined per day	1,119	789	721	857
Average grade of gold(1)	2.44	3.48	2.61	3.26
Average grade of silver(1)	162	173	154	173
Average grade of gold equivalent(1)	5.01	5.68	4.95	6.23
Metres developed	3,668	3,269	15,089	14,527
(1) Grams per tonne.

The Company mined 102,973 tonnes of underground ore in the fourth quarter of 2009, an increase of 42% over the same period of the prior year, despite the heavy rainfall that negatively impacted production for 5 days during the month of October. The 2009 underground reinvestment and reorganization program resulted in a significant increase in production volume late in the year, with production in the month of December averaging 1,434 TPD. This daily production rate represents a 20% increase over the targeted 1,200 TPD rate, and a 180% increase over the average daily rate achieved in the first three quarters of 2009. As of the end of the year, there were nine longhole stopes and three cut and fill stopes in production, and an additional three longhole stopes will be brought into production in the first quarter of 2010. As of mid-March 2010, approximately 210,000 tonnes were developed and ready to be drilled, and 25,000 tonnes were drilled and ready to blast.

The Company mined 263,151 tonnes of underground ore in 2009, a decrease of 50,424 tonnes or 16% compared to 2008 production. The mine reconfiguration from cut and fill stoping to longhole stoping negatively impacted production throughout most of 2009 as a result of the significant advanced development required to prepare the required number of longhole stopes for production. In addition, the Company installed a ventilation raise in the first quarter to ensure that sufficient fresh air was available for the planned development, and completed work on an ore pass system which allows for more efficient material handling and haulage. In the third quarter the Company took over underground lateral development, thereby eliminating virtually all contractors and improving productivity. These initiatives limited underground production to 557 TPD in the first half of 2009 but resulted in a significant increase in underground production by the fourth quarter, as mentioned above.

Additional highlights of the underground operation include:

▬

16 headings are available for jumbo development and a further 24 active headings are available for jackleg development,

▬

Over 100 new miners have been recruited and trained,

▬

Over 2,900 metres of air and water pipes have been replaced,

▬

Specialized longhole blasting crews are progressing successfully and now conduct the vast majority of longhole blasting, ensuring that the longhole drillers are focused exclusively on drilling and blasting, and

▬

A total of 15,089 metres were developed during 2009 ensuring that sufficient stopes are available to maintain December's production rate going forward.

14

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

OCAMPO MILL CIRCUIT
	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2009	DECEMBER 31, 2008
Tonnes from the underground	104,291	78,455	242,974	310,680
Average grade of gold processed(1)	2.44	3.48	2.59	3.26
Average grade of silver processed(1)	161	172	154	173
Gold equivalent grade processed(1)	5.01	5.68	4.93	6.23
Tonnes from the open pit	151,918	116,275	725,335	350,139
Average grade of gold processed(1)	2.07	3.41	2.42	3.24
Average grade of silver processed(1)	102	142	108	128
Gold equivalent grade processed(1)	3.73	5.24	4.04	5.27
Total tonnes of ore processed	256,209	194,730	968,309	660,819
Total tonnes of ore processed per day	2,785	2,117	2,653	1,806
Average grade of gold processed(1)	2.22	3.44	2.46	3.25
Average grade of silver processed(1)	127	154	120	149
Gold equivalent grade processed(1)	4.25	5.42	4.27	5.72
Gold ounces produced	17,194	20,385	70,952	65,679
Silver ounces produced	771,301	822,632	2,834,314	2,658,151
Gold equivalent ounces produced	29,635	30,906	113,773	109,961
(1) Grams per tonne.

The Ocampo mill circuit processed 256,209 tonnes during the fourth quarter at an average rate of 2,785 TPD, which was an increase of 32% over Q4 2008. This increase was achieved despite operational and engineering issues encountered during the quarter that impacted production as follows:

▬

Heavy rainfall in October caused production losses at the mill due to conveyors, screens and chutes becoming blocked by wet ore.

▬

During the quarter, the Company determined that the required cyclone and pumping capacity of the Phase III mill expansion had been undersized. This limited the maximum daily capacity of the mill to 2,900 TPD, rather than the planned 3,300 – 3,400 TPD, and reduced silver recoveries. As a result, five correctly sized Krebb cyclones were ordered and two of the five cyclones were installed by the end of December with immediate positive benefits in both tonnage and silver recoveries. The remainder of the cyclones will be installed in late Q1 2010, with the larger pumps being installed in early Q2 2010.

▬

On November 28, 2009, the Company detected a problem with the smaller, third mill. Upon disassembling the feed trommel, the Company discovered that the holding bolts had failed and the pinion drive was damaged. Repairs were completed in 20 days and the mill was restarted on December 15, 2009. The enhanced configuration of the mill circuit demonstrated its inherent flexibility as the two remaining mills continued to operate uninterrupted during the maintenance period, resulting in the mill facility processing over 2,600 TPD during the repair period.

Annually, the Ocampo mill circuit processed 968,309 tonnes during 2009 at an average rate of 2,653 TPD, which represents an increase of 847 TPD, or 47% over 2008. This increase was due to the completion of the Phase I and II mill expansions in late 2008 and early 2009, as well as substantial completion of the Phase III expansion.

Mill grades decreased to 4.25 gold equivalent grams per tonne in Q4 2009 from 5.42 in the same period in 2008. This decline was partially due to increased open pit ore tonnes being sent to the mill for processing that were lower grade than the open pit tonnes processed in Q4 2008. These tonnes were lower in grade as a result of lowering the cut-off grade from 3.5 gold equivalent grams per tonne to approximately 2.5 gold equivalent grams per tonne to accommodate the additional daily milling capacity. In addition, although the fourth quarter saw an increase in underground tonnes sent to the mill, a larger percentage of the tonnes were from development activity which typically has much higher dilution than stoping tonnage. Annually, mill grades declined from 5.72 gold equivalent grams per tonne in 2008 to 4.27 during 2009. This decline was due to increased open pit tonnes being sent to the higher capacity mill for processing. The level of open pit ore tonnes processed by the mill more than doubled in 2009 by reducing the cut-off grade for open pit ore sent to the mill. In addition, annual gold equivalent mill grades were significantly impacted by a more than 10% decline in the gold equivalency rate in 2009 versus 2008. Grades are anticipated to improve as the stoping tonnage from the underground mine increases in the coming quarters.

15

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

OCAMPO CRUSHING & HEAP LEACH CIRCUIT
	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2009	DECEMBER 31, 2008
Open pit ore tonnes placed on the heap leach pad	897,908	741,560	2,237,516	3,080,771
Underground ore tonnes placed on heap leach pad	1,433	-	21,519	-
Total tonnes of ore processed	899,341	741,560	2,259,035	3,080,771
Total tonnes of ore processed per day	9,775	8,060	6,189	8,417
Average grade of gold processed(1)	0.58	0.91	0.66	0.76
Average grade of silver processed(1)	33	41	33	30
Gold equivalent grade processed(1)	1.11	1.43	1.17	1.25
Gold ounces produced	10,738	13,492	37,515	49,977
Silver ounces produced	297,430	353,796	1,147,861	1,337,575
Gold equivalent ounces produced	15,532	18,016	54,721	72,438
(1) Grams per tonne.

During the fourth quarter of 2009, the Company placed 899,341 tonnes on the heap leach pad, for an average stacking rate of 9,775 TPD and a 21% increase over Q4 2008 daily processing rates. The Company finalized the new stacking design at the end of the third quarter and began to increase daily stacking tonnages as a result. The new design is expected to improve the available heap leach capacity by 10 million tonnes to 14 million tonnes. Quarterly tonnes processed were affected by the unseasonal rainfall experienced in October, which resulted in lost production due to reduced crusher and conveyor availability, leaching solution dilution and pH imbalance. Quarterly gold equivalent ounce production of 15,532 was lower than the 18,016 ounces produced in Q4 2008 due to the heavy rainfall which caused excess water on the heap leach pad and reduced cyanide and pH levels. In addition, the increase in open pit ore being routed to the mill mentioned previously and the processing of the low grade ore stockpiles during the fourth quarter has resulted in lower grades being placed on the leach pad.

The Company placed 2,259,035 tonnes on the heap leach pad during 2009, representing an 821,736 tonne or 27% decline over the tonnage placed during 2008. This resulted from a decision made late in the prior year to reduce 2009 stacking levels to conserve space on the leach pad and defer a significant leach pad expansion beyond 2009. In addition, downtime experienced during the year to implement the new stacking design and a new overland conveyor also resulted in lower tonnes placed. Annual gold equivalent ounce production was 54,721 during 2009 which was a 24% decline from gold equivalent ounce production during 2008. This was due to the reduced average stacking rate of 4,976 TPD during the first 9 months of 2009, lower grades, and a more than 10% decline in the gold equivalency ratio. The increased stacking rates experienced during the fourth quarter, combined with improved head grades as more open pit tonnes are routed to the heap leach facility for processing, should result in improved production going forward into 2010.

As of the end of the year, the Company had 32,028 tonnes of ore, grading 0.89 gold equivalent grams per tonne, stockpiled ahead of the heap leach compared to 259,707 tonnes of ore at 0.69 gold equivalent grams per tonne at the end of 2008. This reduction in the stockpile occurred during the fourth quarter of 2009 when stacking rates were increased as a result of the re-optimization of the heap leach facility design.

OCAMPO CASH COSTS

Using the Company's long-term silver-to-gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $366 in the fourth quarter of 2009, representing an 8% increase over cash costs of $340 per gold equivalent ounce in the fourth quarter of 2008. Total cash costs were lower in the fourth quarter of the prior year primarily as a result of the $40 per gold equivalent ounce favorable reversal of inventory write-downs that was recorded in that quarter. In Q4 2009, cash costs were reduced as a result of the favorable devaluation of the Mexican peso, access to full grid power and the elimination of many contracted services. Using the realized gold equivalent ratio of 62:1, fourth quarter cash costs were largely consistent with the fourth quarter of 2008, at $384 per gold equivalent ounce compared to $383 per gold equivalent ounce.

16

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

Annually, using the Company's long-term equivalency ratio of 55:1, cash costs per gold equivalent ounce were $389 in 2009 compared to $476 in 2008, representing an 18% improvement and the first time the mine achieved an annual cash cost result below $400 per gold equivalent ounce. This favorable change was a result of productivity improvements and cost saving measures implemented at the mine site, as well as a weaker Mexican peso in 2009. Using the realized gold equivalency ratio of 66:1, 2009 cash costs at Ocampo were $417 per gold equivalent ounce, a 15% improvement over the $491 per gold equivalent ounce result in 2008.

OCAMPO EXPLORATION

In 2009 the Company undertook an aggressive exploration program at the Ocampo mine for expenditures of $12.7 million. This included a substantial drill program that consisted of 166 reverse circulation holes totaling 31,028 metres, and 442 diamond drill holes totaling 84,465 metres, for a total of 115,493 metres in 608 holes. This program was focused on:

▬

Infill drilling of pit reserves to increase confidence;

▬

Drilling of pit resources; and

▬

New grass roots discovery drilling in numerous locations throughout the property.

The 2009 Ocampo drill program was divided into 42,675 metres of in-mine underground drilling, 43,018 metres of in-mine surface drilling, and 29,800 metres of brownfields surface drilling. The total of 115,493 metres represents 94% of the planned 123,000 metre drilling program and resulted in increasing the drill meterage in the district by 43%, such that Ocampo's total drill database since inception of the project in 1997 includes 2,199 drill holes or 386,200 metres of drilling. The 2009 surface drilling program was largely completed as planned with a few exceptions due to logistical constraints related to active mining. Only limited in-pit drilling is planned for the open pits in 2010, allowing the new year's exploration programs to focus on underground vein expansions and brownfields discoveries. The primary goals of the underground core drilling were to extend known vein resources in the Northeast Underground Mine, both along strike and downward below existing ore shoots, and to delineate resources in the Santa Eduviges vein directly under the operating pits. The primary goals of the surface in-mine drilling were to increase reserve confidence and to drill pit resources within the existing resource pit limits, and to further define inferred material below and outside the existing resource pits.

The detailed discussion below outlines the Company's exploration activities during the fourth quarter of 2009. For a detailed discussion of the first nine months of exploration, please refer to the Company's interim Management's Discussion and Analysis, at www.sedar.com or on the Company's website at www.gammongold.com

In the fourth quarter of the year, drilling and exploration work included:

▬

In-mine reserve-resource exploration underground core drilling in the Northeast Underground Mine and in the Santa Eduviges vein (directly under the open pits); and

▬

Non-mine brownfields surface core and reverse circulation drilling on numerous exploration targets, and extensive geologic and geochemical surveys.

Although no surface drilling was completed during the fourth quarter, geologic data and assay results from the in-pit drilling completed earlier in the year were used to update geologic sections, plans, and three-dimensional ore solids for use in the resource and reserve estimations at December 31, 2009.

Underground drilling will continue into the coming year on extending known vein resources in the Northeast Underground Mine and delineating resources in Santa Eduviges, as many veins and new targets remain to be drilled. This ongoing program is normal in-mine exploration and development that is to be expected in an underground mine. A major review and update of the Northeast Underground Mine vein ore solids was also completed in the fourth quarter, as well as a three dimensional model of the Santa Eduviges Vein, for use in the resource and reserve estimations at December 31, 2009.

17

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

Underground drilling during the quarter was focused in three areas: Santa Eduviges, Belen and Jesus Maria. Of the 51 holes drilled during the quarter, 22 cut significant intercepts for a success ratio of 43%. Notable composited intercepts are shown in the table below:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OU-00650	BELEN	108.8	110.5	1.7	0.57	209	4.37
OU-00719	BELEN	138.5	149.3	10.8	6.50	803	21.11
OU-00717	BELEN	164.3	167.9	3.6	19.50	138	22.03
OU-00661	BELEN	102.5	105.0	2.5	2.01	175	5.20
OU-00657	BELEN	130.4	132.0	1.6	9.67	375	16.48
OU-00632	JESUS MARIA	327.0	329.7	2.7	3.19	430	11.01
OU-00674	SANTA EDUVIGES	108.0	117.5	9.5	1.30	77	2.73
OU-00673	SANTA EDUVIGES	102.6	104.3	1.7	2.80	254	7.41
OU-00675	SANTA EDUVIGES	96.4	103.4	7.0	1.40	128	3.70

Note: This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by either the Ocampo Mine Laboratory, or Chemex Laboratories, based in Vancouver, British Columbia using standard fire assay procedures and an ICP finish. True widths have not been calculated.

Highlights of the underground drilling completed during the quarter include:

▬

A program in the historic Belen mine area, along the southern extension of the San Jose vein and approximately 600 metres north of its intersection with the PGR trend, has defined an additional 91 metres of ore-grade vein over 40 metres of elevation, below historic workings and beyond existing infrastructure on the 1,540 and 1,580 metre levels. This approximately 1.4 kilometre structure has continued to demonstrate its promise where tested along strike and at depth.

▬

Drilling in the Jesus Maria area during the quarter sought to define this vein and the parallel San Fernando vein along strike to the north of and below current workings. Hole OU-00656 intercepted three narrow but well mineralized structures of between 0.5 and 0.6 metres in width, and ranging in grade from 4.00 to 7.92 gold equivalent grams per tonne. Two of the intercepts are clearly Jesus Maria and San Fernando and the third may be a splay of the San Fernando vein.

▬

Hole OU-00632 returned low grade results for Jesus Maria and San Fernando intercepts but returned a composited intercept on the parallel Briseida vein of 2.7 metres at 11.01 gold equivalent grams per tonne. Thus far this drilling program has produced encouraging results over 172 metres of strike length beyond and 30 metres below the extents of existing development.

▬

Drilling completed during the quarter in Santa Eduviges yielded significant intercepts in 11 of the 32 holes completed, with an average thickness and intercept grade of 1.1 metres at 5.12 gold equivalent grams per tonne. Ore grade material appears consistent and continuous over 300 metres of strike length and 260 metres vertically to the east of the access drift and drilling has been targeting an inferred “clavo” plunging to the southwest. As a result of the success of the drilling program, the Company made the decision to commence the underground development of this deposit late in the first quarter of 2010. It is anticipated that production from this second underground mine should commence in the latter part of 2010.

▬

Exploration drifting on the Northeast Underground 1,611 metre level progressed 144 metres along the two exploration / haulage drifts (Aventurero and San Amado) designed to drill untested portions of known veins projected from surface bust never tested underground. Drifting on the Santa Eduviges mine totalled 270 metres for the fourth quarter.

During 2009, the non-mine brownfields exploration drilling program at Ocampo identified one potentially open pit-mineable deposit at Las Molinas, identified some potential underground-mineable grades on the San Amado Vein, and discovered a new target ore zone at Santa Librada. In addition, the program has shown that there is anomalous mineralization extending at least 150 metres from the southeast end of the presently planned Picacho open pit. The Company's 2009 drilling program included 27,000 metres of brownfields surface drilling, of which 110%, or 29,800 metres was completed during 2009.

18

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

The metres drilled for the year, per target, is outlined below:

TARGET	HOLES	METRES
PICACHO SOUTHEAST EXTENSION	14	2,643.8
ALTAGRACIA	21	5,294.8
LAS MOLINAS	33	6,960.8
SAN AMADO	34	10,408.1
BELEN	7	1,521.8
SANTA INES	4	974.7
SANTA LIBRADA	9	1,555.9
LA ROSITA	2	440.1

The fourth quarter brownfields exploration drilling program at Ocampo was focused on infill drilling the Las Molinas deposit that was discovered earlier in the year, step-out and in-fill drilling on the San Amado and La Leona vein system, drilling southeast of the Picacho Pit in an area where there appears to be possibilities to extend the pit, drilling on a new discovery called the Santa Librada which is south of existing mines, and two drill holes on a new vein target to the northwest of the mine complex called La Rosita. During the quarter the Company completed 52 drill holes or 12,813 metres of surface drilling.

19

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

Significantly anomalous drill intercept results encountered in Q4 2009 are listed on the following table:
							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OG-809	LAS MOLINAS	49.7	67.5	17.8	0.52	34	1.15
OG-809	LAS MOLINAS	95.5	97.3	1.8	10.18	13	10.41
OG-811	LAS MOLINAS	123.0	140.0	17.0	0.79	52	1.74
OG-814	LAS MOLINAS	45.5	54.0	8.5	1.70	37	2.38
OG-815	LAS MOLINAS	66.0	68.0	2.0	1.74	87	3.32
OG-815	LAS MOLINAS	91.0	94.0	3.0	2.25	8	2.40
OG-815	LAS MOLINAS	98.0	106.0	8.0	0.78	33	1.37
OG-817	LAS MOLINAS	67.0	68.0	1.0	4.19	9	4.35
OG-817	LAS MOLINAS	85.0	88.0	3.0	1.34	57	2.37
OG-818	LAS MOLINAS	33.0	34.0	1.0	2.94	5	3.03
OG-821	LAS MOLINAS	27.6	30.5	2.9	0.73	30	1.28
OG-821	LAS MOLINAS	99.4	101.0	1.6	2.22	59	3.29
OG-824	LAS MOLINAS	159.0	163.5	4.5	0.81	22	1.20
OG-829	LAS MOLINAS	87.1	89.7	2.6	1.23	63	2.37
OG-840	LAS MOLINAS	105.8	113.2	7.4	2.88	107	4.82
OG-841	LAS MOLINAS	196.6	199.2	2.6	5.91	24	6.35
OG-831	PICACHO	11.0	14.0	3.0	0.68	38	1.38
OG-831	PICACHO	34.0	37.0	3.0	5.35	382	12.30
OG-808	SAN AMADO	27.0	31.0	4.0	0.92	16	1.21
OG-808	SAN AMADO	33.5	39.5	6.0	1.02	18	1.34
OG-812	SAN AMADO	12.3	13.8	1.6	13.40	33	14.01
OG-812	SAN AMADO	91.5	94.6	3.1	2.22	173	5.37
OG-825	LA LEONA	101.0	102.9	1.9	1.99	107	3.94
OG-827	SAN AMADO	118.2	118.9	0.6	3.98	160	6.89
OG-834	LA LEONA	82.2	84.2	2.0	1.66	7	1.79
OG-835	SANTA LIBRADA	70.0	73.0	3.0	1.19	31	1.76
OG-835	SANTA LIBRADA	76.0	83.0	7.0	1.67	112	3.70
OG-835	SANTA LIBRADA	88.0	90.0	2.0	0.57	49	1.46
OG-853	SANTA LIBRADA	16.0	18.0	2.0	1.73	4	1.81

Note: This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia using standard fire assay procedures with an ICP finish. True widths have not been calculated.

Highlights of the brownfields surface drilling completed during the quarter include:

▬

At Las Molinas, the Company completed 16 holes for 3,492 metres in the fourth quarter, bringing the total for 2009 to 33 drill holes or 6,961 metres. This project lies just north of the mill site and one kilometre north of the present open pits. The work confirmed the existence of a complex system of mineralized anastomosing veinlets in a geometry that shows potential to develop a small open pit. All but 2 of the 33 holes completed and assayed during 2009 showed some anomalous gold and silver. This drilling completed a pattern of approximately 50 by 50 metre drill spacing across the mineralized zone over a strike of 300 metres. This drilling was sufficient to construct three-dimensional ore solids. Some of this mineralization is open to the southeast and at depth where the Company plans to explore for continuations of this mineralization in the underground mine in 2010. The mineralogy and character of the mineralization is typical of that being mined in the present open pits, consisting of irregularly distributed narrow veinlets and hydrothermal breccias.

20

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

▬

Another six holes were completed at the Picacho Southeast target area during the quarter bringing the 2009 total to 14 holes for 2,644 metres, eight of which showed anomalous gold-silver values. These drill intercepts show that the mineralization is significant albeit somewhat discontinuous in nature, a style typical of the open pit deposits at Ocampo. This work showed that the second parallel zone to the north of the PGR structure is locally mineralized. A three-dimensional model was created for this mineralization for resource estimation.

▬

During the quarter, the Company completed another 19 core holes for 6,506 metres on the San Amado and La Leona vein system on the northeast extreme of the district, bringing the annual total to 34 holes or 10,408 metres. This work has discovered some very high grades locally, and also has shown that this is not one single vein, but rather a system of anastomosing veins and vein splits. Portions of the San Amado were sectioned and three-dimensional ore solids were created to model the orebody. The mineralization appears to have high gold / low silver values near surface, a low grade interval between 1,750 and 1,650 metres elevation, and then very high grade gold and silver values below that. Further exploration will be done from underground on the San Amado in 2010, and some further surface drilling is planned on the sub-parallel La Leona vein in 2010.

▬

A new discovery of mineralization was made by drilling the Santa Librada exploration target in the southern portion of the property, about one kilometre south of the existing open pits. This target consists of a northwest-striking fault/vein system at the contact of the El Salto formation and the Ocampo Andesite and Santa Eduviges formation, a geologic setting similar to the operating open pits. The best drill results to date include a 7.0 metre intercept grading 1.67 gold grams per tonne and 112 silver grams per tonne, for 3.70 gold equivalent grams per tonne, and provide clear encouragement to follow up with further drilling in 2010.

▬

No further drilling was completed at Altagracia during the quarter. A program of detailed geologic mapping and three-dimensional interpretation was completed that will lead to a more focused drill campaign in 2010.

▬

The Company completed two drill holes for 440 metres at the La Rosita target area which is northwest of the heap leach facility. This target has veining sub-parallel to the Aventurero vein system in the underground mine, and had shown anomalous gold values on surface. At the end of the quarter, assays for this drilling had not been received.

▬

During the quarter, the Company continued to expand the geologic mapping and geochemical surveys over the entire property position. Careful geologic mapping is the most direct and cost-efficient exploration method in the Ocampo district and therefore the Company continues to emphasize this part of the program. A spectrographic clay mineralogy study on the northern Cerro Colorado target area found encouraging patterns, and a model has been developed for second-order covered targets based on this work.

21

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – EL CUBO MINE

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico, a world class mining district with over 400 years of production history. The mine is comprised of the original El Cubo underground mine which is owned by the Company, and the Las Torres Complex which is leased from Compania Minera Las Torres, S.A. de C.V. (“Las Torres”).

On September 4, 2009, the Company renegotiated an extension of its mining lease agreement with Las Torres for an additional three year period. Pursuant to the agreement, the Company re-acquired the right to explore, develop and mine the Las Torres Gold-Silver property located in Guanajuato State, Mexico. In addition, the agreement provides the Company access to the processing capacity of the Las Torres mill.

EL CUBO UNDERGROUND AND MILLING OPERATIONS
	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2009	DECEMBER 31, 2008
Tonnes of ore mined	168,358	158,974	506,248	648,373
Tonnes of ore mined per day	1,830	1,728	1,387	1,771
Total tonnes of ore processed	165,648	160,719	505,388	658,105
Total tonnes of ore processed per day	1,801	1,746	1,385	1,798
Average grade of gold processed(1)	1.86	2.11	1.92	1.98
Average grade of silver processed(1)	84	103	83	94
Gold equivalent grade processed(1)	3.20	3.41	3.18	3.59
Gold ounces produced	8,897	9,891	27,842	38,772
Silver ounces produced	396,367	473,466	1,183,339	1,783,148
Gold equivalent ounces produced	15,240	15,966	45,578	69,111
(1) Grams per tonne

The Company mined 168,358 tonnes of ore, or 1,830 TPD, during the fourth quarter of 2009, compared to 158,974, or 1,728 TPD during the same period last year, representing an increase of 6%. This production increase was primarily attributable to the adoption of a new seven day continuous work schedule and the implementation of a production bonus plan during the fourth quarter that resulted in improved productivity.

Annually, the Company mined 506,248 tonnes of ore, representing a 142,125 tonne or 22% reduction compared to production in 2008. This production shortfall largely resulted from a seven week union strike which commenced in late April. Following the end of the strike in mid-June, the mine gradually ramped up to normal levels in the following months. This production shortfall was partially offset by efficiencies gained during the second half of the year due to the seven day continuous work schedule that was adopted by the union as part of the strike settlement. As a result, El Cubo's fourth quarter daily mining rate of 1,830 TPD was an improvement over the rates achieved earlier in 2009. Gold equivalent grades declined in 2009 versus 2008 as a result of lowering the cut-off grade for material sent to the mill for processing.

EL CUBO CASH COSTS

Using the Company's long-term equivalency ratio of 55:1, cash costs per gold equivalent ounce were $608 in the fourth quarter of 2009, representing a 40% increase over $433 per gold equivalent ounce in the fourth quarter of 2008. This increase was due to the processing of lower grade ore during 2009 which resulted in reduced production and gold equivalent ounces sold. In addition, El Cubo incurred higher cash costs in Q4 2009 as a result of the continued production ramp-up that followed the end of the union strike and the higher processing costs required under the new agreement with Las Torres. Using the realized gold equivalency ratio of 62:1, cash costs per gold equivalent ounce at El Cubo during the fourth quarter of 2009 were $643 per gold equivalent ounce, compared to $502 in the same period last year.

Annually, using the Company's long-term equivalency ratio of 55:1, cash costs per gold equivalent ounce were $582 in 2009 compared to $605 in 2008, representing a 4% improvement in 2009. Cash costs per gold equivalent ounce decreased during 2009 due to the impact of the favourable foreign exchange rate on peso-denominated costs, offset by the impact of the union strike on the mine's operations and the processing of lower grade ore during 2009 versus 2008. Using the realized gold equivalency ratio of 66:1, cash costs per gold equivalent ounce at El Cubo were $630 in 2009, compared to the 2008 cash cost result of $623.

22

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

EL CUBO EXPLORATION

Over the past year, the Company has renewed its efforts in the El Cubo mine and Guanajuato district. In the third quarter, the Company initiated drilling on one of sixteen new exploration target areas, and then accelerated drilling substantially in the fourth quarter of 2009, with the majority of the 11,650 metres of drilling completed during the year being completed in Q4. At the end of the fourth quarter there were three surface core rigs running, and two rigs drilling underground. During 2009, the Company spent $0.5 million on El Cubo exploration drilling for both brownfield and in-mine prospects.

The detailed discussion below outlines the Company's exploration activities during the fourth quarter of 2009. For a detailed discussion of the first nine months of exploration, please refer to the Company's interim Management's Discussion and Analysis, at www.sedar.com or on the Company's website at www.gammongold.com.

Underground drilling in the fourth quarter was directed at the San Alberto vein in the Apollo portion of the mine and at the La Loca Vein in the Dolores part of the mine. Surface drilling was directed to the Dolores Southeast and Capulin targets in the Southcentral portion of the El Cubo properties, and to the San Cosme vein in the Fenix target area. Assay results have been received from Dolores Southeast and Capulin but are still pending from the Fenix target.

The Capulin fault was previously considered a post-mineral fault, but the Company's work has now shown this to be a mineralized fault structure with wide zones of alteration and mineralization. Work completed to date at Dolores Southeast and Capulin shows the mineralization on both the Dolores and Capulin structures increasing towards the intersection of the two veins, and 200 metres from the intersection values decreasing to below cut-off grades. The intersection area has anomalously wide zones of mineralization.

The best results from fourth quarter drilling at the Dolores Southeast and Capulin targets are shown on the following table:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
C-494	DOLORES SE	197.9	199.1	1.2	1.17	209	4.97
C-498	DOLORES SE	258.8	259.8	1.0	0.70	87	2.28
C-485	CAPULIN	191.7	196.1	4.4	0.84	17	1.15
C-485	CAPULIN	226.9	227.4	0.5	0.63	926	17.47
C-490	CAPULIN	206.4	207.3	0.9	1.80	134	4.23
C-503	CAPULIN	106.7	108.2	1.5	10.50	6	10.60

Note: This exploration information has been reviewed by Qualified Person, Mr. Glenn Clarke. All samples were performed by either the El Cubo Mine Laboratory or by SGS Laboratories in Durango, Mexico, using standard fire assay procedures.

GUADALUPE Y CALVO EXPLORATION PROJECT

During the third quarter, the Company registered an additional 36,025 hectares of exploration property to the northwest of the Guadalupe y Calvo San Luis claim, increasing the Company's land position to approximately 54,853 hectares. The Company began reconnaissance-style fieldwork on this claim during the fourth quarter.

Fieldwork completed during the third quarter identified a large zone of weak stockwork quartz veining in a granodiorite that has locally anomalous gold and silver in the northwest portion of the Guadalupe y Calvo property. During the fourth quarter, the Company completed a soil geochemical survey over this zone and identified a 100 by 700 metre gold geochemical anomaly that will be scheduled for drilling in 2010. Also, metallurgical samples composited from the Rosario vein were collected in the fourth quarter and submitted for heap leach testing, in preparation for a preliminary economic assessment study to be started in 2010. During 2009, the Company spent $1.0 million on Guadalupe y Calvo brownfields exploration.

23

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED EXPENSES

(in thousands)
	YEAR ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
General and administrative	$37,054	$29,945	$24,156
Amortization and depletion	$42,954	$40,380	$43,392

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico, but also include share-based compensation costs for key employees at all locations. General and administrative costs increased by $7.1 million when compared to 2008 primarily due to the $8.4 million in severance and stock-based compensation costs associated with the retirement of the President and Chairman, which is partially offset by insignificant declines in general and administrative expenses relating to travel costs, insurance, filing fees and other.

Amortization and depletion, which primarily relates to mining activities, increased by 6% to $43.0 million for the year, compared to $40.4 million for 2008. The expense was slightly higher in 2009 when compared to 2008 primarily due to the additional amortization recorded on capital additions, capital upgrades made to the mill and heap leach processing facilities, and facilities constructed in order to connect Ocampo to the electrical grid, offset by reductions in the units of production. During the second quarter of 2008 the Company reviewed the appropriateness of the estimated useful lives of the mines, which was based on proven and probable reserves, and determined that based on the characteristics of the current reserves and resources at Ocampo and El Cubo, the estimated useful life is more accurately reflected by proven and probable reserves and the portion of mineralization currently in resources that is expected to be classified as reserves. This change in estimate was applied prospectively effective April 1, 2008 and had the impact of reducing amortization and depletion in 2008 by approximately $4.6 million.

CONSOLIDATED OTHER INCOME / (EXPENSE)

(in thousands)
	YEAR ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
	(AS RESTATED(1))	(AS RESTATED(1))	(AS RESTATED(1))
Interest on long-term debt	$(3,314)	$(1,936)	$(3,897)
Foreign exchange (loss) / gain	$(4,896)	$17,600	$(2,691)
Interest and other income	$633	$410	$772

(1) See Amendment and Restatement on May 13, 2010 section on page 3 for further discussion of the restatement.

Interest on long-term debt increased by $1.4 million to $3.3 million in 2009 from $1.9 million in 2008 as a result of the increased interest rate charged on the Company's credit facility during the first 10 months of the year. When the credit facility was renegotiated during November 2008, applicable interest rates under the renewed facility were higher than the previous facility, which was a reflection of the financial distress in the debt markets at that time. In addition, the related transaction fees were amortized into expense in 2009 which led to an increase in interest expense during the year.

Foreign exchange losses increased by $22.5 million, from a gain of $17.6 million in 2008 to a loss of $4.9 million in 2009, as a result of the translation of net monetary liabilities in the Company's Canadian and Mexican operations to US dollars. The weakened Mexican peso in the fourth quarter of 2008 resulted in large foreign exchange gains, primarily as a result of the Company's future income tax liabilities which are denominated in this currency and then translated into US dollars at each balance sheet date. The Company will continue to experience unrealized foreign currency gains or losses; primarily as a result of fluctuations between the US dollar and the Mexican peso.

The Company earned interest on short-term investments and other income of $0.6 million during 2009, compared to $0.4 million in 2008.

24

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED INCOME TAX EXPENSE / (RECOVERY)

During the year ended December 31, 2009, the Company incurred current tax expense of $5.0 million and future income tax expense of $6.6 million, versus current tax expense of $1.0 million and a future tax recovery of $10.7 million in 2008. The year-over-year difference relates to the large recovery recognized in the prior year due to the ability to utilize future income tax assets in the Company's Mexican subsidiaries. In 2009, no similar recovery amounts were recorded. In addition, there was a large movement in foreign exchange gains and losses during the year which resulted in a significant change in the Company's valuation allowance year–over-year. These reasons, combined with significantly higher earnings before other items, resulted in a higher provision for income taxes in 2009. The Company pays the Single Rate Tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year. During the year ended December 31, 2009, the Company was subject to the Single Rate Tax.

FINANCIAL CONDITION

(in thousands)
	AS AT	AS AT
	DECEMBER 31, 2009	DECEMBER 31, 2008
	(AS RESTATED(1))	(AS RESTATED(1))
Current assets	$220,121	$80,854

Current assets increased in 2009 primarily due to the proceeds received from the $108 million equity financing completed in the fourth quarter, increased operating cash flow, and an $11 million increase in supplies and ore inventories.

Long-term assets	744,247	715,709	Long-term assets increased in 2009 as a result of capital acquisitions, partially offset by amortization and depletion.
Total assets	$964,368	$796,563
Total current liabilities	$42,180	$62,154	Current liabilities decreased in 2009 due to the renegotiation of the Company's credit facility which now requires repayment in 2011, offset by an increase in payables and accruals at the end of 2009.

Total long-term liabilities	129,851	88,152	Long-term liabilities increased due to the reclassification of the Company's credit facility as long term, increases in capital lease obligations, and increases in future income tax differences.
Total liabilities	$172,031	$150,306
Shareholders' equity	$792,337	$646,257	Shareholders' equity increased in 2009 primarily as a result of a $108 million equity financing and the proceeds on the exercise of stock options.
(1) See Amendment and Restatement on May 13, 2010 section on page 3 for further discussion of the restatement.

KEY ECONOMIC TRENDS

The Company's performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company's profitability and cash flow. The price of gold and silver is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company's control. During 2009, the price of gold experienced volatility, averaging $972 per ounce, with daily spot price closings between $810 and $1,212 per ounce. The price of silver also experienced significant volatility during 2009, averaging $14.67 per ounce, and closing between $10.51 and $19.18 per ounce. The major influences on gold during the year were the continuing strong investment demand in both physical gold bars and gold linked instruments, producer de-hedging, the global financial crisis, and declining supply from central banks. The Company generally does not hedge the price of gold and silver, but may acquire short-term derivative instruments from time to time to limit exposure to price fluctuations.

At the Company's mine sites, a significant portion of the operating costs and capital expenditures are denominated in Mexican pesos. Therefore, fluctuations in the peso versus the US dollar can significantly impact the Company's costs. The Mexican peso weakened significantly late in 2008 in the wake of the global financial crisis, and continued to devalue in the first quarter of 2009, averaging over 14 Mexican pesos to 1 US dollar for the quarter. The peso strengthened marginally throughout the remainder of the year, but did not return to the value experienced prior to the financial crisis. The Company periodically mitigates against the risk of foreign exchange rate movements through the use of foreign currency derivatives.

25

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company's balance of cash and cash equivalents as at December 31, 2009 was $129.0 million, a significant increase from the balance as at the end of 2008 of $3.3 million. Factors that can impact the Company's liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs and exploration expenditures and currencies.

CASH FLOW
(in thousands)
	YEAR ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
Cash flow from / (used in) operating activities	$78,218	$55,933	$(34,192)
Cash flow used in investing activities	(77,462)	(66,376)	(73,487)
Cash flow from financing activities	124,963	9,992	107,314
Increase / (decrease) in cash and cash equivalents	125,719	(451)	(365)
Cash and cash equivalents, beginning of year	3,258	3,709	4,074
Cash and cash equivalents, end of year	$128,977	$3,258	$3,709

Operating activities contributed $78.2 million during 2009 compared to 2008, when operating activities generated cash flows of $55.9 million. This improvement of $22.3 million, or 40%, resulted from increased cash flows from earnings, due to stronger metal prices and realized cost efficiency initiatives.

Investing activities for the year ended December 31, 2009 used cash of $77.5 million as a result of expenditures on mining interests and property, plant and equipment, which compared to $66.4 million in 2008. Current year expenditures were largely related to the connection to the Mexican national electrical grid, various mill and heap leach upgrades, as well as significant underground development and capitalized stripping activity at the Ocampo mine. As of December 31, 2009, the Company had committed to purchase $0.9 million in property, plant and equipment that will be delivered throughout the first half of 2010.

Financing activities for 2009 contributed cash of $125.0 million compared to 2008, when financing activities contributed $10.0 million. The significant cash flow from financing activities in 2009 resulted from the net proceeds received in the fourth quarter on the issuance of 12.9 million common shares, of $108.1 million.

CREDIT FACILITY

During the majority of 2009, the Company had access to a $50 million credit facility with the Bank of Nova Scotia that was comprised of a $30 million non-revolving term credit facility and a $20 million revolving term credit facility. The non-revolving facility was repayable in instalments ending on December 31, 2009, while the revolving facility matured on November 27, 2009. On November 5, 2009, the terms of the Company's credit facility were revised and extended for a further 24 months. The revised agreement provided for a $30 million revolving facility, and does not require principal repayments other than a one-time payment at maturity equal to the drawn loan balance at that point in time. In addition, the facility included an option to increase the facility to $50 million with a second lender under similar terms and conditions, provided that the Bank of Nova Scotia's exposure did not exceed $30 million. On December 31, 2009 the Company signed an agreement with Société Générale to increase the total revolving credit facility to $50 million, split equally between the two lenders. At the end of 2009, the Company had drawn $26.4 million under the revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $22.6 million available for future funding.

LIQUIDITY OUTLOOK

Improving the Company's liquidity position was a key focus in 2009, and as a result, the Company has seen a significant improvement in its liquidity position since the end of 2008. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold and silver.

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company's strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Due to the current economic environment and fluctuating commodity prices, the

26

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

Company is highly focused on preserving cash and identifying sources of cash inflows. In an effort to preserve cash, the Company reduced capital expenditures and operating costs in 2009, where appropriate.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, seeking flexibility in financing arrangements, and expects to continue to build and maintain a cash reserve in 2010. The following achievements contributed to the strong cash balance of $129 million at December 31, 2009 and increased financial flexibility going forward:

▬

Completion of the $108.1 million equity financing in the fourth quarter of 2009;

▬

Renegotiation of the Company's $50 million credit facility, such that no principal payments are required until 2011;

▬

Continued implementation of cost reduction initiatives, including employee and contractor reductions at the Ocampo and El Cubo mines, renegotiation of key supplier contracts, and more rigorous cost management;

▬

Negotiation of the sale of certain pieces of equipment and subsequently leasing them back; and

▬

Actively managing the Company's working capital by ensuring sufficient cash is available to support management objectives, while continuing to meet obligations.

Net free cash flow for 2009 was $1.4 million in a year in which the Company continued significant investment in mineral properties and property, plant and equipment. The Company is forecasting an increase in net free cash flow for 2010, to be achieved through positive operating cash flows. The extent of cash flows generated from operations will vary depending on the prices of gold and silver, fluctuations in the Mexican peso, and total production.

The Company has total commitments relating to future capital expenditures of $6.3 million as at March 25, 2010.

The Company always attempts to target the best sources of funding to supplement operating cash flows and finance the Company's development, while optimizing the Company's capital structure through the appropriate mix of capital. The operational improvements underway at Ocampo, combined with the solid contributions from El Cubo, are expected to continue strengthening the Company's balance sheet and liquidity position. In today's metal price environment, the Company anticipates that funding from existing cash reserves, operating cash flows and the in-place credit facility should be sufficient to fund the Company's anticipated working capital requirements, planned capital expenditures and growth plans in 2010.

CONTRACTUAL OBLIGATIONS

A summary of the Company's contractual obligations at December 31, 2009 is summarized as follows:

(in thousands)
	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	3 – 4 YEARS	4 – 5 YEARS	GREATER THAN 5 YEARS
Payables and accruals	$37,019	$37,019	$-	$-	$-	$-
Long-term debt	26,428	48	26,380	-	-	-
Interest on long-term debt	76	76	-	-	-	-
Capital leases	13,001	5,236	7,765	-	-	-
Long-term obligation	5,343	763	1,527	763	763	1,527
Employee future benefits	1,877	87	193	141	173	1,283
Future purchase commitments	945	945	-	-	-	-
Total	$84,689	$44,174	$35,865	$904	$936	$2,810

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2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA

The Company's share capital was comprised of the following as at December 31, 2009:

	DECEMBER 31, 2009	DECEMBER 31, 2008
Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at paid-in value

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at paid-in value
Issued:
Common shares	137,357,552	120,040,768

At March 30, 2010, the Company had common shares outstanding of 138,405,601.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND HEDGING

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts. The Company's exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties below.

During 2009, the Company entered into and exercised option contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company had the right to purchase Mexican pesos amounting to $6,000 USD at a strike price of 14 pesos to 1 US dollar. These currency hedges have been accounted for as cash flow hedges of salary and benefit costs denominated in Mexican pesos and settled at various dates between July 1, 2009 and December 31, 2009. Upon exercise of the options, the cumulative gain or loss within accumulated other comprehensive income was reclassified to inventory to be recognized in income at the same time as the related production cost. Options exercised during 2009 resulted in an increase in inventories of $34.

TRANSACTIONS WITH RELATED PARTIES

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

(in thousands)
	YEAR ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
Production costs – labour(1)	$25,797	$33,762	$31,147
Mining interests – labour(1)	$4,876	$1,167	$2,437
Production costs – mine consumables(2)	$11,255	$14,655	$2,033
Capital assets(3)	-	$94	$25

(1)

The Company paid a third party company owned by the brother of Mr. Fred George, a former director of the Company, for the provision of workers in Mexico at cost plus 8-10%. Effective October 1, 2009 the related contracts were re-negotiated, and as a result workers will now be provided at cost plus 6-8%.

28

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

(2)

The Company paid two third party companies owned by the father of Mr. Canek Rangel, a former director of the Company, for the provision of lime, lubricant and fuel. The Company is confident the cost of lubricant and fuel are at fair market value as the prices of these consumables are regulated in Mexico. The Company believes the cost of lime was also at fair market value.

(3)

The Company paid Mr. Canek Rangel or a third party company owned by the father of Mr. Rangel, a former director of the Company, for the provision and construction of production and support facilities, and mineral properties. The Company believes these costs were at fair market value.

In September 2009, the Company announced the retirement of Mr. Fred George, as President and Chairman, and the resignation of Mr. Canek Rangel, a director of the Company. As a result, effective the date of their departure from the Company, these individuals will no longer be considered related parties and the above transactions will not be considered related party transactions.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company's common shares by the persons who are primarily responsible for the management and profitable growth of the Company's business, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purposes of the plan, a consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and may spend a significant amount of time on the Company's business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company's performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company's performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

29

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

The following provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)
	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2009	DECEMBER 31, 2008
Production costs per financial statements	$27,113	$24,521	$96,504	$127,651
Refining costs per financial statements	708	508	2,855	1,662
Less: Costs incurred during union strike	-	-	(1,905)	-
Total cash costs	$27,821	$25,029	$97,454	$129,313
Divided by gold equivalent ounces sold(1)	62,462	60,662	210,853	245,028
Total cash cost per gold equivalent ounce	$445	$413	$462	$528
Total cash costs (per above)	$27,821	$25,029	$97,454	$129,313
Less: Silver revenue (see below)	(26,477)	(15,420)	(76,767)	(82,192)
	$1,344	$9,609	$20,687	$47,121
Divided by gold ounces sold	38,249	41,004	133,003	150,646
Total cash cost per gold ounce(2)	$35	$234	$156	$313
Average realized silver price	$17.54	$10.05	$14.91	$14.66
Multiplied by silver ounces sold	1,509,511	1,534,318	5,146,584	5,606,539
Silver revenue	$26,477	$15,420	$76,767	$82,192

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue.

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company's continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for Management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently. The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)
	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2009	DECEMBER 31, 2008

Cash flows from / (used in) operating activities	$31,597	$9,965	$78,218	$55,933

Less: Capital expenditures	(22,647)	(16,411)	(76,861)	(66,841)
Net free cash flow	$8,950	$(6,446)	$1,357	$(10,908)

30

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES

The Company's business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company's Annual Information Form which is available on the Company's website at www.gammongold.com or on SEDAR at www.sedar.com.

NATURE OF MINERAL EXPLORATION AND MINING

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The Company's ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and to expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business. Mining involves various types of risks and hazards, including, but not limited to, environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization could be mined or processed profitably. Mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company is required to maintain effective internal control over financial reporting under the Sarbanes-Oxley Act of 2002 and related regulations. Any material weakness in internal control over financial reporting that needs to be addressed, disclosure of management's assessment of our internal control over financial reporting, or disclosure of the public accounting firm's report on internal control over financial reporting that reports a material weakness in internal control over financial reporting may reduce the price of the Company's common shares. In connection with the audit of the consolidated financial statements for the year ended December 31, 2009, the Company and its independent registered public accounting firm identified a deficiency in internal control over financial reporting that was a "material weakness" as defined by standards established by the Public Company Accounting Oversight Board. The deficiency resulted in the correction of future income tax liability balances that arose on a business acquisition during the 2006 fiscal year. The Company has restated its consolidated financial statements for the years ended December 31, 2008 and 2009 to correct the accounting treatment for this item. However, there can be no assurance that the Company's remediation of internal control over financial reporting relating to the identified material weakness will re-establish the effectiveness of internal control over financial reporting or that the Company will not be subject to material weaknesses in the future.

31

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

In May 2010, the Company restated its consolidated financial statements and other financial information for the years ended December 31, 2008 and 2009 with respect to future income tax liability balances that arose on a business acquisition during the 2006 fiscal year. In August 2009, the Company restated its consolidated financial statements and other financial information for the year ended December 31, 2008 with respect to the foreign currency translation of certain balances into United States dollars and the reversal of previously recorded net realizable value adjustments on inventory balances. The restatement of prior financial statements may expose the Company to risks associated with litigation, regulatory proceedings and government enforcement actions, including the risk that the SEC may disagree with the manner in which the Company has accounted for and reported the financial impact.

FOREIGN OPERATIONS

All of the Company's property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations. As a result, the Company's mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Company's projects are located) to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Company's operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

ENVIRONMENTAL LAWS AND REGULATIONS

The Company's exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company's business.

PROPERTY RIGHTS, PERMITS AND LICENSING

The Company's current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company's properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

32

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

UNCERTAINTY OF TITLE

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company's mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

COMMODITY PRICE RISK

The profitability of the Company's gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company's control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The price of gold and silver has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and silver prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt. At December 31, 2009, the Company had $26.38 million of variable rate debt which carries an interest rate of LIBOR plus 4.00% for LIBOR loans. This margin may change depending on the Company's leverage ratio during the period, between a range of 3.75% and 4.25% for LIBOR loans. For prime rate and base rate Canada loans, the applicable margin ranges between 2.75% to 3.25% which also depends on the Company's leverage ratio during the period. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates, but may actively manage its exposure to interest rate risk in the future.

FOREIGN CURRENCY EXCHANGE RATE RISK

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company manages its exposure to currency fluctuations in the manner described in the Financial Instruments and Hedging section on page 28.

CREDIT RISK

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating.

HEDGING ACTIVITIES

The Company may from time to time employ hedge (or derivative) products in respect of commodities, interest rates and/or currencies. Hedge (or derivative) products are generally used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. During 2009, the Company entered into foreign currency option contracts to manage foreign currency exchange rate risk, as described in the Financial Instruments and Hedging section on page 28.

The use of derivative instruments involves certain inherent risk including credit risk, market risk and liquidity risk. For derivatives, credit risk is created when the fair value is positive. When the fair value of a derivative is negative, no credit risk is assumed. The Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties. For hedging activities, market risk is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company's financial condition. The Company manages market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company generally mitigates liquidity risk by spreading out the maturity or its derivatives over time.

33

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

CHANGES IN ACCOUNTING POLICIES

(i) Section 3862, Financial Instruments – Disclosures

The Company adopted the amended Section 3862, Financial Instruments – Disclosures, which includes additional disclosure requirements regarding fair value measurements for financial instruments and liquidity risk. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements, and were effective for fiscal years ending after September 30, 2009. These disclosures are included within Note 16 of the annual consolidated financial statements.

(ii) EIC-174, Mining Exploration Costs

Effective March 27, 2009, the Company adopted EIC 174, Mining Exploration Costs. This abstract provides additional guidance on determining when exploration costs related to mining properties can be capitalized as well as clarification on impairment indicators for exploration costs that have previously been capitalized. This abstract did not have any effect on the Company's financial results.

(iii) Section 3064, Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaced existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This new standard did not have any effect on the Company's financial results.

(iv) EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This abstract requires that credit risk be taken into account in determining the fair value of financial instruments and financial liabilities, including derivative instruments. This new standard did not have any effect on the Company's financial results.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian companies. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use International Financial Reporting Standards (“IFRS”). As a result, the Company will report under IFRS for interim and annual periods beginning on or after January 1, 2011, and will restate the comparative information reported by the Company for 2010. The adoption of IFRS requires that the Company make certain accounting policy choices that may materially impact the Company's financial position and results of operations. The Company will strive to make policy choices that are compliant with IFRS but that result in the most relevant and reliable information for its stakeholders.

The Company has developed a three phase changeover plan to adopt IFRS by 2011 as follows:

▬

Phase 1 – Scope and Plan: This first phase involves the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Company. This phase was completed in the fourth quarter of 2008.

▬

Phase 2 – Design and Build: The second phase includes the detailed review, documentation and selection of accounting policy choices relating to each IFRS standard. This phase also includes assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting, and disclosure controls. In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered, and draft financial statements and note disclosures will be prepared.

▬

Phase 3 – Implement and Review: The final phase involves the actual implementation of IFRS standards. This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation and testing of new processes, systems and controls, and the execution of detailed training where required.

Throughout 2009, the Company continued to manage the transition to IFRS through the completion of activities and deliverables to support key areas of impact as follows:

34

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

▬

The Company established governance practices surrounding the project, including the formation of a project steering committee consisting of internal IFRS project personnel, senior management, and external advisors.

▬

The Company has made significant progress with respect to the second phase of the IFRS project, and has completed or begun the detailed documentation for those IFRS standards that were evaluated as having a high or moderate potential to result in a significant accounting change. The Company has also begun documenting those IFRS standards that were evaluated as having low potential to result in a significant accounting change. These standards are expected to be completed by the end of the second quarter of 2010.

▬

For those standards where a possible accounting change has been identified, the Company has begun to collect the necessary data required to quantify the impact of these changes.

▬

The Company has evaluated the potential impact of IFRS on its information systems, and any changes identified are currently being implemented.

▬

The Company has begun to develop an IFRS-compliant financial statement format and draft note disclosures.

▬

Project status updates and the conclusions reached regarding any completed standards have been presented to the Audit Committee and the Company's external auditors.

▬

The IFRS project team continues to monitor new and proposed standards and to revisit any preliminary conclusions reached, where necessary.

At the current stage of its IFRS project, the Company cannot reasonably determine the full impact that adopting IFRS will have on its financial position and future results. The Company is on target to meet the timelines essential to completing the changeover to IFRS.

EXPECTED AREAS OF SIGNIFICANCE

The Company has identified the areas noted below as those having the most potential for a significant impact on the financial position and result of operations. These areas do not represent a complete list of expected changes and may be subject to change as the Company progresses through the second phase of its project.

(i) International Accounting Standard 16 – Property, Plant and Equipment (“IAS 16”)

This standard requires that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item be depreciated separately. While the requirements of Canadian GAAP are similar as written, this IFRS will require that the Company retain more detailed accounting records with respect to its property, plant and equipment. The Company is currently in the process of identifying the significant components of its property, plant and equipment at its two mine sites, determining the useful lives of those significant components, and where the lives are different from that of the overall asset, quantifying the impact of this accounting change. In addition, changes to the Company's information system are currently being made to accommodate the more detailed record-keeping.

(ii) International Financial Reporting Standard 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”)

This standard requires that an entity apply all standards effective at the end of its first reporting period retrospectively, and provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas. The Company is currently analyzing the various exemptions available and will elect those determined to be most appropriate. The IFRS 1 exemptions that are the most significant to the Company are as follows:

Property, Plant and Equipment

Adoption of IFRS without the use of this exemption would require the Company to restate all property, plant and equipment balances from the date of acquisition until the transition date to IFRS of January 1, 2010. The applicable IFRS 1 election allows the Company to report property, plant and equipment in its opening balance sheet on the transition date at a deemed cost instead of actual cost. This deemed cost will most likely be determined by a fair value measure at the date of transition. The exemption can be applied on an asset-by-asset basis. The Company is currently evaluating this exemption.

Business Combinations

IFRS 1 permits entities to apply IFRS 3, Business Combinations, prospectively to business combinations occurring on or after the transition date of January 1, 2010. As a result, the Company would restate any 2010 business combinations which were reported under Canadian GAAP, for comparative reporting in 2011. Alternatively, the Company would be required to restate all business combinations prior to the transition date in addition to those occurring in 2010. The Company expects to elect the business combinations exemption and adopt IFRS 3 prospectively. The election of this exemption does not preclude the Company from the requirement to assess the assets and liabilities acquired in business combinations prior to transition in determining the opening balance sheet under IFRS.

35

2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

Employee Benefits

The adoption of IFRS without the use of the employee benefits IFRS 1 exemption would require that the Company recalculate all actuarial gains and losses from the inception of each defined benefit plan in accordance with IFRS until the transition date. The IFRS 1 election allows the Company to recognize all cumulative actuarial gains and losses in retained earnings at the date of transition to IFRS and to apply any changes prospectively from that date. The Company is currently evaluating this exemption.

Foreign Exchange

The Company has cumulative translation adjustment balances relating to its conversion from a Canadian dollar functional currency to a US dollar functional currency in 2007. On transition to IFRS, all cumulative translation gains or losses can be reclassified to retained earnings at the Company's election. The Company expects to elect this exemption.

(iii) Extractive Activities Project

The International Accounting Standards Board currently has an Extractive Activities project underway to develop accounting standards for extractive activities. A working draft of the discussion paper has been released with the official discussion paper scheduled for release in the first quarter of 2010. Any changes to IFRS as a result of the project will not be effective until after the Company implements IFRS in 2011. Therefore, the Company's accounting policies specific to mining and related activities may be impacted once final IFRS are released on this topic, subsequent to IFRS adoption. The Company's IFRS project team will closely monitor any developments in this project.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

As part of the assessment of each IFRS in phase two of the Company's project, internal controls over financial reporting and disclosure controls and procedures are considered. For example, any changes in accounting policies could result in additional controls or procedures being required to address the reporting of the Company's first time adoption and on-going reporting requirements.

As a result of the adoption of IAS 16, Property, Plant and Equipment, certain controls and procedures will need to be put in place to ensure the accurate componentization and amortization of the Company's property, plant and equipment. However, at this time the Company has not identified any significant changes in internal control that will be required as a result of the implementation of IFRS. The certifying officers plan to complete the design, and initially evaluate the effectiveness of any key controls implemented as a result of IFRS in the fourth quarter of 2010, to prepare for certification under IFRS in 2011.

The Company will also ensure that key stakeholders are informed about the anticipated effects of the IFRS transition.

FINANCIAL REPORTING EXPERTISE

The Company has identified an IFRS Project Team, comprised of senior finance staff and senior management. The majority of these individuals have attended external IFRS training specific to the mining industry. Any required training for finance and operational staff will be delivered in the second half of 2010, and will be specific to the impact of IFRS on daily responsibilities of these individuals.

The Company has held an IFRS information session with the Company's Audit Committee of the Board of Directors. During this session, management and external advisors provided the members with the Company's project plan, and presented the expected areas of significance. The Audit Committee receives quarterly updates on the status of the project and reviews the conclusions reached on various standards, as they are completed.

SUBSEQUENT EVENTS

On March 16, 2010, the Ontario Superior Court of Justice certified the proposed class action commenced by Ed J. McKenna in 2008 in respect of investors who purchased securities through underwriters in Canada under the Company's April 2007 prospectus. Certification is a procedural step in the litigation and no determination has been made of the merits of the claim. Management continues to be of the opinion that the claim is without merit, and that a strong defence exists against the claim. The Company will continue to defend the claim, although no assurances can be given with respect to the outcome of any proceedings.

On March 23, 2010, the Company announced that it had entered into purchase option agreements on a group of properties called the Mezquite Project in Zacatecas State, Mexico. The option agreements include a series of option payments that total $1.4 million over a three year period.

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2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

(i) Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and in stockpiles, and an assumption of the gold price expected to be realized when the gold is recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii) Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserve and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve and resources estimates to substantially change from period to period. Actual production could differ from expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold prices.

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2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

(iii) Goodwill and long-lived assets

Goodwill is not amortized and is assessed for impairment at the reporting unit level on at least an annual basis. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, a potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic factors. A substantial change in estimated undiscounted future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment.

The Company's goodwill relates exclusively to the acquisition of the El Cubo mine and the Guadalupe y Calvo exploration property. The annual goodwill impairment test included a long-term gold price ranging between $1,050 and $850 per ounce, a long-term silver price ranging between $16 and $13.20 per ounce, and a nominal discount rate of 7.9%. Upon completion of this test, there was no impairment to goodwill identified. While the Company believes that the approach used to calculate the estimated fair value of the El Cubo reporting segment is appropriate, the Company also recognizes that the timing and future value of additions to proven and probable reserves, forecasted operating costs, and forecasted metal prices may change significantly from current expectations.

(iv) Post-employment and post-retirement benefits

Certain estimates and assumptions are used in actuarially determining the Company's defined pension and employee future benefit obligations. Significant assumptions used to calculate the pension and employee future benefit obligations are the discount rate and long-term compensation rate. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense.

(v) Future income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded in the financial statements. Changes in future tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each future tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to future tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If it is determined that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance is recorded. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period.

(vi) Asset retirement obligations

Asset retirement obligations (“AROs”) arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of an ARO in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 9 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

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2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

(i) Evaluation of Disclosure Controls and Procedures (as restated)

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2009 an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as at December 31, 2009.

In connection with the restatement of the December 31, 2009 financial statements, management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has re-evaluated the effectiveness of disclosure controls and procedures and internal controls over financial reporting. Based on the reassessment, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2009, because the Company had a material weakness in internal controls over financial reporting, as described below, disclosure controls and procedures were not effective.

(ii) Management's Report on Internal Control Over Financial Reporting (as restated)

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Management is furthermore responsible for the evaluation of the effectiveness of internal control over financial reporting for the year ended December 31, 2009. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles and reconciled to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As of December 31, 2009, management evaluated the effectiveness of the Company's internal control over financial reporting. In making this evaluation, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Gammon's management assessment, management concluded that the Company's design and operating effectiveness of internal control over financial reporting was effective as at December 31, 2009. No material weaknesses were identified by management during this evaluation.

Based upon its assessment, management concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective. However, during the preparation of the March 31, 2010 interim financial statements the Company determined that a restatement of its previously issued financial statements was necessary. As a result of the financial statement restatement, the Company reassessed its internal control over financial reporting and determined that a material weakness existed at December 31, 2009 and as a result, internal control over financial reporting was not effective. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

The Company did not maintain effective controls over the foreign currency translation of future income taxes arising on the acquisition of an entity in a foreign jurisdiction. Specifically, upon the acquisition of Mexgold Resources Inc. on August 8, 2006, the Company did not identify future income taxes as a foreign currency liability and as a result the balance was not appropriately translated into Mexican pesos. As of December 31, 2006 the Company identified a material weakness related to insufficient accounting personnel to appropriately review and approve non-routine and complex transactions which may have contributed to the incorrect initial recording of the future income tax liability.

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2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

This control deficiency resulted in the restatement of the consolidated financial statements for the years ended December 31, 2009 and 2008.

As a result of the aforementioned material weakness as of December 31, 2009, management has revised its previously reported assessment of the effectiveness of internal control over financial reporting and have concluded that, as of December 31, 2009, the Company's internal control over financial reporting was not effective.

(iii) Remediation of Material Weakness in Internal Control over Financial Reporting

Management has engaged in, and continues to engage in, efforts to address the material weakness in internal control over financial reporting identified above, by performing a thorough review of the Company's recognition of future income tax liabilities arising on business acquisitions in accordance with GAAP. Management will also amend procedures related to business acquisitions to include procedures to consider and record assets and liabilities acquired in the appropriate currency.

(iv) Change in Internal Control over Financial Reporting

There have been no significant changes in internal controls over financial reporting during the three months ended December 31, 2009 that could have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) (see Note 3: Summary of Significant Accounting Policies to the financial statements), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Differences between GAAP and U.S. GAAP that are applicable to the Company are described in the Company's 40-F/A form filed with the U.S. Securities and Exchange Commission, which is available at www.edgar.com. The Company's reporting currency is in United States dollars unless otherwise noted.

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2009 ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40-F/A Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding future gold and silver production and cash costs per ounce; potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company's projects; future cash flows; estimates regarding the future costs related to exploration at the Company's projects; the nature and availability of additional funding sources; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in more detail in the Company's Annual Information Form. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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